UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Haleon plc
(Exact name of registrant as specified in its charter)

England and Wales	001-41411	Not Applicable
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer Identification No.)
of incorporation or organization)

Building 5, First Floor, The Heights, Weybridge, Surrey	KT13 0NY, United Kingdom
(Address of principal executive offices)	(Zip Code)

Amanda Mellor
Company Secretary
Haleon plc
+44 (0) 1932 959 500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Haleon plc (together with its consolidated subsidiaries, “Haleon”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”). We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: www.haleon.com/who-we-are/Governance/codes-policies-and-standards.

The Rule generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

Haleon is a world-leading consumer health company that researches and develops a broad range of innovative products in five global market categories: Oral Health; Vitamins, Minerals and Supplements; Pain Relief; Respiratory Health; and Digestive Health and Other. Haleon obtains (i) materials from suppliers for manufacturing purposes (“suppliers”) and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by Haleon.

Pursuant to the Rule, we conducted in good faith a technical review of Haleon’s products and surveyed our suppliers and CMOs for the calendar year 2024 to determine whether 3TGs were present in our products. Based on this survey, we identified (i) five suppliers that supplied materials containing 3TGs to Haleon (the “Covered Suppliers”) and (ii) four CMOs that supplied products containing 3TGs to Haleon (the “Covered CMOs”), where such 3TGs were necessary to the functionality or production of such materials or products.

Reasonable Country of Origin Inquiry

For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry that Haleon believes was reasonably designed to determine whether any 3TG necessary to the functionality or production of these materials or products originated in the covered countries or was not from recycled or scrap sources. For any materials or products containing 3TGs, Haleon provided a questionnaire (“3TG Supplier Declaration”) to the Covered Suppliers and Covered CMOs to gather information regarding the presence and sourcing of 3TG in its products during the Reporting Period. We reviewed the completed 3TG Supplier Declarations and requested additional information from each Covered Supplier or Covered CMO that provided incomplete or inconsistent information.

Each of the five Covered Suppliers provided Haleon with a completed Conflict Minerals Reporting Template published by the Responsible Minerals Initiative (“CMRT”). In their completed CMRTs, one of the Covered Suppliers reported that the 3TGs were not sourced from the covered countries for the products supplied to Haleon, and another Covered Supplier confirmed that the 3TGs were not sourced from conflict-affected and high-risk areas. Two of the Covered Suppliers were unable to confirm with certainty that none of the 3TGs in the products they supplied to Haleon were sourced from a covered country or that they were sourced from recycled or scrap sources. Both of these Covered Suppliers provided their conflict minerals sourcing policies referencing the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”). The remaining Covered Supplier confirmed that tin from one of its suppliers was sourced from a covered country, but that the tin’s chain of custody was monitored by the international Tin Supply Chain initiative (“iTSCi”), which assists companies with due diligence and responsible sourcing of minerals from certain covered countries. This Covered Supplier also provided its procurement due diligence policy, which was developed to abide by the OECD Guidance.

Three Covered CMOs provided Haleon with completed 3TG Supplier Declarations, CMRTs or other evidence covering the Reporting Period that confirmed that all 3TGs necessary to the functionality or production of the goods supplied to Haleon either (i) did not originate from covered countries or (ii) are from a recycled or scrap source. The fourth Covered CMO provided Haleon with a completed 3TG Supplier Declaration and CMRTs from two of its suppliers covering the Reporting Period. One of its suppliers indicated that it may source tin and gold from a covered country or conflict-affected and high risk area, and that any such tin or gold was sourced only from smelters certified by the Responsible Minerals Initiative or the London Bullion Market Association. The supplier’s CMRT was provided on a company basis rather than a product basis so it is not known with certainty that minerals from the covered countries were actually used in products supplied to Haleon. The Covered CMO also provided this supplier’s conflict minerals sourcing policy.

On the basis of the reasonable country of origin inquiry described above, Haleon has reason to believe that our products during the Reporting Period that are within the scope of the Rule contained 3TGs that originated in the covered countries and may not be from recycled or scrap sources.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

N/A.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HALEON PLC
(Registrant)

By:	/s/ Namrata Patel	Date: May 21, 2025
Namrata Patel Chief Supply Chain Officer

4